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                                                            Filed by Pfizer Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 001-02516
                                                Subject Company: Pharmacia Corp.


The following script was used for a presentation to investors:

[INTRODUCTION BY GEORGE GROFIC, SALOMON SMITH BARNEY]

Thank you, George -- and good morning, everyone.

It's good to be with you ... and to have this opportunity to discuss the many and exciting developments at Pfizer.

But ... first, I must make the usual announcement:

"All forecasts and other such forward-looking information in my presentation today are subject to various operational factors and should be evaluated together with the many uncertainties that affect our business, as outlined in our most recent Form 10-K and our periodic reports on Forms 10-Q and 8-K."

My formal comments today will be directed toward two subjects: first -- Pfizer's strong current performance, as reflected in our third quarter and year-to-date financial results, and second -- the "newest and most exciting" development at Pfizer ... our announced acquisition of Pharmacia.

In bringing you up to speed on that initiative, I'd like to:

         -        review our timetable and forecasts;

         -        recap the acquisition's significant strategic benefits; and

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         -        highlight some of the specific ways in which the deal will enable us to further leverage our industry-leading scale and expertise.

And then, I'll move directly to your questions.

The solid P&L performance that has characterized Pfizer for the better part of a decade continued in the first nine months of 2002. Total company revenue grew 10%. Excluding the impact of foreign exchange and a 2001 accounting harmonization for Medicaid and contract rebates, total company revenue grew 11%, while human pharmaceutical revenue on this basis grew 12%.

Net income and diluted earnings per share from continuing operations (excluding the cumulative effect of a change in accounting principle, certain significant items, and merger-related costs) grew 12% and 14%, respectively.

Human pharmaceutical revenue growth was driven by twelve products, representing 79% of our total human pharmaceutical revenue, that grew a combined 17%.

Our human pharmaceutical business achieved several important milestones in clinical development, regulatory review, and product performance during the third quarter:

- The independent steering committee of the ASCOT clinical trial announced its decision to stop the Lipitor portion earlier than expected because initial results showed patients receiving Lipitor had significantly fewer heart attacks and strokes.

- The share of the US NSAID market for Celebrex and Bextra, Pfizer/Pharmacia's COX-2 franchise, grew to over 24% in September, and Bextra was recommended for approval by regulatory authorities in Europe.

- Zoloft received enhanced labeling from the FDA for long-term maintenance treatment of panic disorder and obsessive/ compulsive disorder. Zoloft is the only SSRI in the U.S. indicated for six mood and anxiety disorders.

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-    Successful European launches of Spiriva continued, and the product was recommended for approval by an FDA advisory committee.

- Viagra continues to gain acceptance, achieving a record 1.4 million total prescriptions in August. - Geodon continued to demonstrate its efficacy and safety to physicians in the 24 countries where it is marketed worldwide. Additional launches of Geodon capsules or Geodon for injection are expected in 15 countries later this year or in early 2003, and

- Vfend, an important new treatment for acute invasive aspergillosis and other serious fungal infections, was successfully launched in the U.S. in August and in six European countries in September.

For 2002, 2003, and 2004, we remain confident in the financial results previously estimated for Pfizer on a stand-alone basis.

As reconfirmed in our third quarter earnings release -- Pfizer expects full-year 2002 diluted earnings per share of $1.58 (21% growth) ... excluding the cumulative effect of a change in accounting principle, certain significant items, and merger-related costs. We also anticipate the year to be characterized by double-digit revenue growth at current exchange rates, margin improvements, and continuing investments in product support and in R&D.

And -- for 2002 to 2004 on the same basis, we expect compounded Pfizer stand-alone annual revenue growth of 11%, growth in net income of 14%, and growth in diluted EPS of 16%.

And we are working to create an even stronger company with the merger of Pfizer and Pharmacia. I'm pleased to report that the transaction is proceeding well and is on schedule.

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Since our joint announcement on July 15th and Pfizer's analyst meeting in New
York two days thereafter -- Pharmacia has completed its spin-off of Monsanto -- a contractual condition of the transaction; and we filed the requisite SEC Form S-4 on August 14th.

Hank McKinnell and Fred Hassan have chaired worldwide "town meetings" for employees of both Pharmacia and Pfizer; and we have completed our joint road show to discuss the acquisition with both companies' largest institutional investors.

Following the release of 3rd Quarter earnings, our priority is shifting to securing the customary and necessary governmental and regulatory approvals ... and soliciting the same from our shareholders. The SEC declared the S-4 effective on October 21. Shareholder votes have now been scheduled for December 6 and December 9 for Pfizer and Pharmacia shareholders, respectively. Our target remains to close the transaction by the end of this year.

In the interim -- we and Pharmacia have been actively involved in joint integration planning ....

Our integration planning is off to a quick and effective start -- aided by the clarity of the opportunities at hand -- plus our shared values, purpose, and experiences.

We are planning for the post-closing integration by:

      -     mapping our organizations;

      -     defining similarities and differences; and

      -     identifying overlaps and synergies.

But, above all -- together, we're aggressively embracing change ... and reaching for the many opportunities and the enhanced operating flexibility it promises.

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Given this performance -- we continue to expect the transaction to be nondilutive to Pfizer's 2003 adjusted diluted earnings per share and accretive in 2004 and thereafter, excluding the effects of purchase accounting and merger-related expenses.

Reflecting that financial profile, Standard & Poor and Moody's have confirmed our "Triple A" debt ratings, keeping us one of only eight industrial companies so rated.

And we are proceeding with our previously announced expanded and accelerated program to buy back $16 billion of our stock over 18 months. During the most recent quarter, we bought back more than $2.7 billion of our stock.

The strategic benefits of the Pharmacia acquisition flow from two principal sources -- increased top and bottom line growth opportunities ... and the reduction of operational risks.

Simply stated -- Pfizer and Pharmacia together can advance much further, much faster, than either of us could do on our own.

And -- together, we can better manage the risks we face.

Greater, faster progress ... better risk management.

That sums up this combination in one sentence.

Shown here are just a few of our potential top- and bottom-line growth opportunities....

Therapeutic area by therapeutic area, region by region, and in terms of increased efficiency and effectiveness -- this acquisition makes compelling strategic sense.

Let me cite a few examples --

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Together, Pfizer and Pharmacia have built an impressive track record in the
COX-2 area -- first with Celebrex, the most successful launch ever in the pharmaceutical industry ... and followed by the strong introduction of Bextra.

However, we expect the full integration of the COX-2 products into the Pfizer portfolio to produce increased differentiation from obsolescent NSAIDs and increased growth through:

      -     the full alignment of marketing strategies and programs; and

      - more focused investments in clinical development projects, including re-running a better designed GI outcomes study.

Pfizer has long wanted to help patients with cancer.

But -- while we have several promising compounds in the pipeline -- we don't have products on the market or long-term relationships with the doctors who treat cancer patients.

Pharmacia brings that on Day One.

Suddenly, we move from wanting to build our oncology expertise to setting our sights on industry leadership in that therapeutic category.

Conversely -- Pharmacia has a new cardiovascular drug, Inspra, with the generic name eplerenone - which was recently approved by the FDA.

But -- they face the question:  How to market it?



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Fred Hassan and his team were planning to build a cardiovascular sales force from scratch.

Now -- with Pfizer and Pharmacia together -- that drug will be supported by our strength in cardiovascular medicines, and patients will benefit.

I can cite dozens of similar complementary strengths ... and resulting opportunities to shave years off our mutual plans to move toward very specific targets.

By joining together -- Pfizer and Pharmacia also gain new flexibility in dealing with the operational risks inherent in our business -- through:

      -     reduced dependence on any single product;

      -     diversification into new categories; and

      -     greater ability to manage patent-loss exposure.

Moreover, we continue to expect substantial cost synergies ... arising from increased purchasing power, the reduction of operating expenses, and the rationalization of duplicative functions and facilities.

Our target remains $1.4 billion in synergies in 2003, increasing to $2.2 billion in 2004, and $2.5 billion in 2005.

The identification of these -- and additional -- synergies will result in increased operating flexibility for Pfizer -- by providing resources both for savings and for reinvestment in the products and pipelines of Pfizer and Pharmacia.

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That increased operating flexibility is vitally important, given the dynamic nature of our environment ... in which a range of very positive demographic, medical, and technological factors are offset, in part, by:

      -     the cost, risk, and difficulty of developing medicines;

      -     cost and reimbursement pressures; and

      -     constraints on the distribution of medicines and information.

Completing this merger successfully will be a complex and demanding undertaking. Nonetheless, we are confident in our ability to execute this integration.

The opportunities are clear and the vision compelling.

We possess both the will and the means.

And -- from the Warner-Lambert merger, we know how to proceed and have experienced teams in place.

We are equally confident in our ability to leverage the scale, leadership, and expertise created by that integration.

Today, eight of the 30 top-selling global pharmaceutical products are Pfizer's. These eight Pfizer products plus a ninth -- Diflucan -- are expected to achieve more than a billion dollars in revenue to Pfizer during 2002, including four with more than two billion, two with more than three billion, and one with more than seven billion dollars. And given the continuing growth and relative youth of these products, the large potential of newly launched products like Bextra, and the addition of Pharmacia's portfolio of young, growing products, including Xalatan and Detrol, the future looks bright indeed.

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This expanded portfolio should help sustain strong future revenue growth ...
especially when coupled with Pfizer's field sales organization -- which has been recognized for the past seven years for its industry-leading quality and productivity.

Moreover, the enhanced scale, leadership, and expertise --resulting from the acquisition -- should be very useful in maximizing the impact and promise of recently launched Company programs ... such as the already highly successful Pfizer for Living Share Card, which:

      - offers to low-income uninsured American seniors prescriptions for any Pfizer product for a flat $15 fee per month;

.... and our Medicaid initiative with the State of Florida -- an innovative public-private collaboration targeting 50,000 patients suffering from chronic diseases.

There is a similar potential for leveraging scale and expertise in the area of research and development....

Our current stand-alone pipeline of 87 new molecular entities and 64 product enhancement projects, for a total of 151 ongoing programs, gives Pfizer the unprecedented prospect of targeting 15 new product filings during the next five years.

And -- with the acquisition of Pharmacia, that filing target will increase to 20 products during the next five years!

Pharmacia has numerous late-stage candidates waiting in the wings, spanning a diverse range of therapeutic categories.

Moreover, their pipeline complements ours in many important areas.

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And -- their expertise will help guide and build our research activity in areas like oncology, ophthalmology, and endocrine disorders ...

.... while facilitating existing joint research efforts ... such as the expansion of the COX-2 platform into therapeutic categories beyond inflammation and pain.

Given the concerns that some investors have voiced about the value of scale in R&D, let me reassure you about both our sensitivity to that issue ... and our subsequent approach to integrating Pharmacia's research programs.

We see discovery as entrepreneurial innovation -- for which increased scale can pose problems, if not properly handled. As such, Pfizer has shaped its discovery operations -- though large in size -- to be site-centered, collegial, interactive, and opportunistic.

On the other hand, we see development as a global industrial activity -- for which increased scale has clear advantages.

Pharmacia's R&D will be folded in consistent with these perceptions ... so that we maximize the benefits of increased scale while avoiding potential negatives.

The new Pfizer will be stronger and perform at a higher level than either company by itself. For the combined entity -- we continue to expect revenues to grow on a compound annual basis by 10% to nearly $58 billion in 2004.

Adjusted 2002 net income, on an adjusted basis, should be $11.9 billion, growing on a compound annual basis by 19% in 2004 to nearly $17 billion.

Adjusted diluted earnings per share remain estimated at $1.84 for 2003 and $2.18 for 2004.

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I should note that "adjusted EPS" excludes the income-statement effects produced by purchase accounting ... which are discussed in detail in our S-4 and most of which do not impact cash flow.

And I'd like to conclude with a pair of powerful slides that illustrate Wall Street's consensus perceptions of the strength and anticipated evolution of the major drug portfolios of companies within the industry.

This slide plots companies' portfolios of forecasted 2005 major prescription drugs by their relative youth on the x axis -- with the younger on the left -- and by their relative size on the y axis -- with the largest portfolios at the top. As you can see, Wall Street projects that by 2005, the current Pfizer, without Pharmacia, will continue to have a portfolio of major pharmaceuticals that is relatively young and by far the largest in the industry. And what does Wall Street expect the acquisition of Pharmacia will produce?

The answer, as you can see, is a drug portfolio that is even younger, as our circle moves to the left, and one that even further differentiates Pfizer from the rest of the industry in size and breadth of product offerings.

                                      * * *

Safe Harbor Statement

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between Pfizer Inc. and Pharmacia Corp. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Pfizer Inc. and Pharmacia Corp.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither Pfizer Inc. nor Pharmacia Corp. is under any obligation to (and expressly disclaims any such obligation

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to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the proxy statement/prospectus and any other relevant documents that Pfizer Inc. and Pharmacia Corp. have filed and will file with the Securities and Exchange Commission because they contain important information.

Pfizer and Pharmacia have filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.



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